Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: February 13, 2004

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
PRESS RELEASE — ALTANA AG

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485) and dated September 24, 2003 (File No. 333-109074)

     This Report on Form 6-K contains:

–	Press Release of February 13, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: February 13, 2004	By:	/s/ Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release	ALTANA AG

Postfach 1244
61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

T +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

ALTANA Pharma submits Daxas® (Roflumilast) for European approval

Bad Homburg, Germany, February 13, 2004 — ALTANA AG (NYSE: AAA; FSE: ALT) said today that its Pharmaceutical Division ALTANA Pharma has submitted the registration dossier for its respiratory drug Daxas® (Roflumilast) for European approval to the European Agency for the Evaluation of Medicinal Products (EMEA).

Daxas® is being developed as an oral, once-daily, anti-inflammatory, selective phosphodiesterase-4 (PDE4)-inhibitor for the treatment of chronic obstructive pulmonary disease (COPD) and asthma.

“COPD and asthma are severe diseases which are two of the most frequent causes of death. Therefore we are delighted that we have developed a new therapy which shall offer patients a safe and effective option to existing therapies,” said Dr. Hans-Joachim Lohrisch, Member of the Management Board of ALTANA AG and CEO of ALTANA Pharma.

Daxas® is being developed with Pfizer Inc in the United States and other markets. A cooperation agreement has also been made with Tanabe Seiyaku in Japan.

This press release may contain forward-looking statements, i.e., current estimates or expectations of future events or future results. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results or performance to be materially different from those that may be expressed or implied by such forward-looking statements.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the Internet at www.altana.com.

For inquiries please contact:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
Tel.: + 49 (0) 6172 — 1712 160
Tel.: + 49 (0) 6172 — 1712 168
Fax: + 49 (0) 6172 — 1712 158

Investor Relations:
Tel: + 49 (0) 6172 — 1712 163
Tel.: + 49 (0) 6172 — 1712 165
Fax: + 49 (0) 6172 — 1712 158

Investor Relations USA:
Tel: +1 212 974 98 00
Fax: +1 212 974 61 90